Strategy Briefing David Murray Chief Executive Officer 20 May 2003

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 May 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Agenda Operating Environment Strategic Response Strategy Execution

•	Today’s presentation will cover the Bank’s strategic direction and progress on execution, with some reference to the environmental context.

Economic environment Australian economic growth expected to slow modestly International conditions expected to remain subdued Global equity market returns expected to remain weak Housing credit growth is expected to be moderate but is showing some resilience Business capital expenditure expected to grow Nominal GDP & Credit Growth (1990-2003) 1990 1993 2003 1999 1996 15 10 5 -5 0 Total Credit Nominal GDP % (year on year) Source: RBA

•	Australia’s economy has been relatively resilient in a climate of global uncertainty, growing at 3.8% over the past year calender, which is just below the long run average.

•	However downside risks remain:

•	the continuing weak global outlook, which is yet to show signs of abating

•	weakness in global equity markets, which risk further damaging business, consumer confidence and spending levels

•	the Australian drought, although this is showing some encouraging signs and

•	the risk of a downturn in the housing cycle.

•	In the past year, economic growth has underpinned respectable growth in credit, which has increased by 12.8% over the year to March 2003

•	the very latest trends show growth in housing credit holding at high levels

•	but growth in the other personal segments is slowing

•	business credit has picked up modestly.

•	The relationship between nominal GDP and credit has been unstable over the last two years (extraordinary growth in housing prices). We expect the relationship between nominal GDP and credit to normalise with the longer term credit trend falling to 7-9% pa with a cooling housing market and moderate growth in the economy.

Operating environment: Banking margin squeeze Source: Company Financial Statements Average Operating Margins* 4 Major Banks (1997 - 2002) *Margin calculated as Total Income / Average Total Controllable Assets 1997 1998 2001 2000 1999 2002 3.9 2.9 3.1 3.3 3.7 3.5 CBA NAB WBC ANZ Average 1997 3.24 4.01 3.78 3.76 3.7 1998 3.26 3.85 3.54 3.5 3.54 1999 3.18 3.87 3.51 3.54 3.53 2000 2.96 3.78 3.25 3.43 3.36 2001 2.97 3.36 3.18 3.3 3.2 2002 2.48 3.27 3.25 3.17 3.11 Importance of: Scale Large customer base Extensive proprietary and third party distribution

•	Operating margins in banking have been falling consistently over the past decade.

•	As an industry, we are fast approaching an environment where we will need to operate successfully at substantially lower NIM.

•	This raises the importance of our competitive advantages in scale, a large customer base and extensive distribution.

Notes to Chart: • Total Controllable Assets refers to balance sheet assets + Funds under management and administration (excl. custody assets under administration)

Investor returns - natural cycle or structural shift? Source: Moody's Manual of Investments; Value Management Research Engine; Top Performer Study 2002 1927 1937 1947 1952 1967 1972 1977 1982 1992 1997 1987 1942 1932 1957 1962 0 20 40 60 80 100 120 140 160 180 200 % Ratio of Market Value of Companies Over Fundamental Value (1926 - 2002) 2002

•	As company values revert towards fundamental value and the expectation premium in equity markets fall, lower investor returns are expected.

•	With interest rates already at historically low levels, another structural rise in the PE ratio is unlikely and inflation is not expected to support EPS growth. On this basis equity markets are forecast to produce single digit returns (capital growth plus dividends) over the medium term.

•	In this environment, total investor costs will be much higher relative to returns, creating more pressure to improve efficiency and reduce prices.

•	Downward pressure on fees and margins in wealth management means those players with scale and a large distribution network are well placed to outperform.

Strong market shares in a diversified business mix Source: CBA portfolio analysis 2003 Commonwealth Bank Market Shares* Merchant Acquiring Sovereign Deposits Transaction Services Credit Cards Home Loans Global Markets Asset Finance Managed Investments Life Insurance Corporate and Business Lending Institutional Banking Products New Zealand Deposits New Zealand Lending Property Managed Funds General Insurance Hong Kong #1 / 2 market share rank *Sorted by market share rank

•	In this tight environment of falling margins and slowing demand, a diverse portfolio of businesses, heavily weighted to wealth services places us in a good position.

•	Successful sales of banking and wealth services are the key to retaining customers and bolstering revenue.

•	In addition, with leading market shares in over half of our portfolio and a diversified business mix, we are better able to manage the fluctuations in demand across the portfolio as a whole.

•	Unlocking the benefits of our scale combined with the breadth of our customer base and distribution network are key sources of competitive advantage. All of this means we have a strong foundation with which to respond to the key trends and forces impacting the industry.

Notes to chart:

• Corporate and business lending excludes lending to institutional segment in IBS
• Institutional Banking Products includes project finance, structured finance and institutional lending
• Merchant acquiring, asset finance, corporate & business lending and transaction services are provided by IBS Working Capital Services

Agenda Operating Environment Strategic Response Strategy Execution

Strategic response A business model best suited to the operating environment Organising around customers, overlayed by product lines of business to maximise cross-sell and minimise process duplication Renewed strategic focus Vision and Business Goals Five areas of focus

Our strategic response is:

•	A business model best suited to the operating environment

•	Organising around customers, overlayed by product lines of business to maximise cross-sell and minimise process duplication

•	Renewed strategic focus:

•	Vision and Business Goals

•	Five area of strategic focus

The business model Environment Model Customer needs Margin squeeze Reduced volume growth Integrated Financial Services Wide range of services Scale and low unit costs Leading industry portfolio Extensive proprietary and third party distribution

•	Given these environmental factors, advice-based integrated financial services continues to be the business model most likely to succeed.

•	This model allows the Bank to leverage its scale and extensive distribution network to provide these services cost effectively and at a price our customers can afford in a lower-margin, lower-return environment.

•	This we believe is a truly differentiating position relative to monolines, or organisations structured as monolines.

Youth Day to Day Mortgage Builders Mortgage Wealth Home Loans Credit Cards Deposits Personal Lending RBS Private Client Service Premium Banking And Investment Services Premium Direct Premium Banking Products/Equities PFS Independent Direct Institutional/Wholesale CBA Internal Distribution Managed Investments Property Mgd Funds Life Insurance General Insurance IIS Institutional Banking Corporate Banking Business Banking Merchant Acquiring Asset Finance Corporate and Business Lending Global Markets Institutional Banking Products Transaction Services IBS Banking Managed Funds Insurance ASB Sovereign Hong Kong IFS Organisation

•	We have a clear line of sight between our customer needs and our lines of business. Being organised around our customers needs, with lines of business within these groupings, best enables the Group to leverage cross-sell opportunities and minimise process duplication.

•	Unbundling our business line economics allows us to be clear about where value is being created in the Bank and which levers will improve performance.

•	Our divisional strategies incorporate a review of the relative performance and growth of every line of business, with the interaction between lines of business and customer groups clearly understood.

Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service Recognising the unique lifetime financial needs of customers Providing services that are best in segment with choice of access Strategic Focus 2004-08 Strategic vision and business goals To be chosen and respected as an excellent provider of financial services The Vision Business Goals:

•	Last year, we shaped a new corporate vision for the bank...“to be chosen and respected as an excellent provider of financial services”, and a new set of business goals.

•	The key words are “chosen” by customers, employees, shareholders and the community

•	And “respected” — in everything we do, we must earn respect.

•	Having completed the integration of Colonial, our new vision and goals signalled a change for the Bank, with a renewed focus on service, people and efficiency.

•	Today, I will spend most of my time on our strategic focus for 2004-08.

Strategic focus 2004 - 08 1. Simplify our processes and systems 2. Optimise the business mix 3. Engage our people to provide consistently good service for customers through our distribution network 4. Deepen our customer relationships through needs based cross-sell and bundling 5. Implement a sales and service based management culture

Our strategic focus for 2004 — 08 is:

1.	Simplify our processes and systems

2.	Optimise the business mix

3.	Engage our people to provide consistently good service for customers through our distribution network

4.	Deepen our customer relationships through needs based cross-sell and bundling

5.	Implement a sales and service based management culture

Agenda Operating Environment Strategic Response Strategy Execution

1. Simplify our processes and systems Remove back-office functions from branches Streamline Business Banking processes Rationalise investment products & systems Organisational design Key initiatives 2002/03 Outcomes Incremental net costs in 2002/03 ~$143m pre tax Annualised future benefits from 2003/04 ~$159m pa pre tax Service improvements

•	Our first strategic objective is to simplify our processes and systems in order to improve efficiency and offer more straightforward interactions and improved services to our customers.

•	This year we outlined key strategic initiatives focused on enhancing the quality of our service delivery to customers through efficiency improvements such as reducing process turnaround times.

•	Since that time, we have kept the market updated on progress (February interim profit announcement and subsequent roadshow presentations).

•	We are expecting to incur an incremental net cost of $143 million before tax in 2002/03 in respect of these initiatives. The costs are required to cover system amendments, process re-engineering and staff redundancies and are being fully expensed as incurred.

•	We are also expecting to realise full year annualised benefits of $159 million pa before tax from 2003/04. These benefits comprise $133 million pa in cost savings and $26 million pa in revenue growth.

•	The streamlined processes are expected to result in gross staff reductions of approximately 1,600.

•	All of these numbers remain unchanged from recent updates provided to the market.

•	Simplification of our processes and systems has resulted in improvements to the customer service experience such as:

•	Improved turnaround times, reliability, accuracy and output quality eg ATM availability has increased from 92% to 96% since January 2002.

•	Simplified front-end processes and interactions that directly involve the customer eg teller queue times are down 20% nationally since January 2002.

•	Better tools to equip our people to deliver integrated and quality service to our customers. Branch telling system roll out provides a consistent telling service to customers, reduced time spent on maintenance and systems capability to work offline. By June 03 all branches in WA, Qld, Tas, NSW and ACT will have received the new system. NT, Vic and SA are planned for later in the year.

2. Optimise the business mix Priority areas: Grow premium financial services. Grow institutional and business services. Grow wealth management. Maintain continued growth in retail.

•	Within our portfolio of businesses, we will be heavily focused on growing premium financial services, institutional & business services and wealth management.

•	Mike Katz, Michael Ullmer and Hugh Harley will elaborate, but let me make a few comments.

•	We will grow our Premium Financial Services business by:

•	Utilising our integrated broking and banking platform and team based servicing approach to deliver quality advice and service to premium customers.

•	Continuing to develop and roll out innovative new products

•	We will grow our Institutional and Business Services division by:

•	Having clear client segmentation with differentiated service models - relationship management based service for institutional and corporate clients and a more centralised approach for small and medium businesses

•	We are positioning the wealth management businesses for growth by:

•	Capturing the significant cross-sell opportunity through combining and leveraging our leading wealth management manufacturing capabilities with our brand strengths, customer base and extensive distribution reach.

•	Maintaining top tier manufacturing capabilities and performance through continual product innovation, including partnership development.

•	We will be maintaining the continued growth in the retail bank by:

•	Cost effective mass customisation

•	Effectively using our extensive distribution network

•	In all of our areas of focus we will:

•	maximise cross sell

•	streamline processes, simplify products and systems; and

•	instil a sales and service oriented performance culture

Branch redesign 3. Engage our people to provide consistently good service for customers through our distribution network 100 branches to refurbished in 03/04 NetBank upgrade Advice & investment services through the network Business banking centres & corporate banking sites Premium centres To be completed 04/05 30% gross fund inflows now through branch network Refocused to meet the locational needs of customers 27 sites nationally by June 03

•	Being the most accessible financial services organisation in Australia (with over 1,000 branches and well over 100,000 points of service) means we have a huge opportunity to attract customers to the Bank and retain them through the delivery of consistently good service.

•	As part of maximising this opportunity, we are enhancing accessibility through our extensive distribution network in multiple ways:

•	Programs are underway to upgrade our retail branches, ATMs and NetBank. The focus is on facilitating improved standards of customer service whilst reducing fitout and operational costs.

•	ATMs — This year we will have completed a 2 year upgrade cycle for all of our ATMs. Future upgrading will continue on our ATMs on a rolling 7-8 year cycle.

•	Branches — In 2003/04, we will refurbish over 100 branches

•	NetBank — We are aiming to complete the NetBank replacement in the first half of 2004/05 (currently 2.6 million customers; 27% market share).

•	We have enhanced the accessibility of our investment services by:

•	IIS

•	Distributing managed fund products through the branch network with over 30% of gross fund inflows (approx $300 million per month) now derived from branches.
•	Launching the First Choice master fund, which offers customers accessibility to a range of investment managers including Colonial First State. This fund has grown to over $2.4 billion in funds under administration during its first year.

•	IBS

•	Reorienting our business banking centres and corporate banking sites to more closely meet the needs and location convenience of different customer groups, supported by retail branches.

•	PFS

•	In addition to telephone and electronic channels, we will have 27 physical locations across Australia by June that our premium clients can access face-to-face specialist premium services.

•	Enhanced accessibility is also being delivered through our premium service model which utilises a tightly knit team-based approach where more than one adviser/relationship manager knows the customer’s business.

•	We still have a lot to do to improve our service, but as you will see from the following presentations, there is a lot that we have achieved.

3. Engage our people to provide consistently good service for customers through our distribution network Strong application of our leadership model Taking our lead from our frontline employees and our customers Changing our processes and systems Providing tools to frontline employees Measuring and recognising our employee's efforts Network oriented approach' Engage our people to engage our customers

•	We believe that the key to consistently good service and engaging our customers lies with our people. This means:

•	Consistent and strong application of our effective leadership model and the values it instils in the organisation.

•	Taking our lead from our frontline employees and from customers and changing processes and systems to meet their needs

•	Providing our people with the tools and the authority to service customers well

•	Encouraging the right service behaviours through better measurement and recognition

•	And lastly, it means the creation of a network oriented culture

•	We are making encouraging progress: our service quality index has improved 32% over the course of measurement (up 13% since Jan 02); and Gallup Survey improved from 21st percentile in 1999 to 69th percentile in 2002, with response rates increasing from 57% to 82%

4. Deepen our customer relationships through needs based cross-sell and bundling From... To... Pure cross sell Needs based bundling Fragmented definition Concise definition Varied measures Consistent measure No published targets Transparent targets Inconsistent group-wide sales and service system One Group approach

•	Our fourth strategic objective is to deepen our customer relationships by moving from a pure cross-sell approach to a more needs based bundling of services.

•	This is the key to raising retention of customers

•	We have work to do on this front

•	We will determine a concise definition and consistent measurements of cross-sell and bundling that suits our new organisation.

•	We will ensure consistent application of sales and service systems across the whole Group.

•	And lastly, we will be establishing clear cross-sell targets.

•	With the largest customer base in Australia, we have an unparalleled opportunity to increase the amount of business we do with our customers by identifying and meeting their integrated financial needs.

Source: Colonial First State 4. Deepen our customer relationships through needs based cross-sell and bundling CFS Branded Product Fund Inflows through Branch Network (% total gross fund inflows) 0 40 30 20 10 Sep-01 Mar-03 Sep-02 Mar-02%

As an example:

•	We have achieved solid results in the last 18 months in distributing our investment products through the Bank’s branch network, with over 30% of gross fund inflows now being generated in this manner. This capability is facilitating enhanced cross-sell and bundling opportunities to meet customer needs in an integrated manner.

•	We are well positioned for significant future growth in sales through the branch network. We have first class wealth management manufacturing businesses that have a strong wealth brand in its own right.

•	The wholesale or third party relationships of our wealth businesses continue to be important to us, and remain one of the key focus areas for growth going forward, as they provide a:

•	significant, continuing revenue stream;

•	a broader distribution “reach” for our products; and

•	assist in achieving scale in our manufacturing operations.

5. Implementing a sales and service based management culture Developing strong sales and service leadership, management and performance coaching Creating a consistent sales management system Embedding service quality process

•	There are three areas of focus in a sales and service management culture.

•	Developing strong sales and service leadership, management and performance coaching;

•	includes daily sales and service meetings, daily briefings/debriefings, end of week reviews, continuously inspecting what is expected

•	sales tracking frequency adjusted for job/customer groups eg retail tracking more frequent than say institutional

•	consistent sales/service leadership and service processes throughout the entire organisation. This results in a consistency of focus and a common language.

•	Creating a consistent sales management system

•	all sales/service interactions to be consultative and customer focussed , understanding needs, and making customers aware of choices to meet their needs

•	Embedding service quality process

•	embedding a continuous improvement culture where people are skilled and authorised to solve customer problems immediately and satisfy customer needs completely

•	encouraging performance with a clear line of sight to our service aims through better measurement, more focused remuneration and appropriate recognition

•	facilitating the emergence of a network orientated approach to work.

Outlook Top quartile TSR over rolling 5 year periods 3-6% pa productivity gains Satisfactory earnings growth Financial outlook for FY03 results remains unchanged

•	Looking ahead, the outcomes we are aiming for are:

•	Top quartile total shareholder returns over rolling 5 year periods;

•	3-6% pa productivity gains;

•	Satisfactory earnings growth;

•	The financial outlook for 2002/03 remains unchanged.

•	Let me finish with some important remarks:

•	We are facing an environment of lower banking margins and lower investor returns

•	Success in this environment can only be achieved through:

•	leveraging our scale and extensive distribution network

•	radically changing our systems and processes to ensure productivity improvements that truly reflect our potential.

•	We intend to do this with nothing short of a complete transformation of the Bank and our culture.